Exhibit 22.1

List of Subsidiary Issuers and Guarantors

As of September 30, 2022, the following subsidiaries of CSX are issuers or guarantors of the Company’s Secured Equipment Notes due 2023 issued in 2007:

Issuers:
CSX Transportation, Inc.

Guarantors:
CSX Corporation